

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 23, 2017

Todd H. Siegel
Chief Executive Officer
Affinion Group, Inc.
6 High Ridge Park
Stamford, CT 06905

    Re: Affinion Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed March 10, 2016
             Form 8-K
             Furnished on October 27, 2016
             File No. 333-133895

Dear Mr. Siegel:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief
                    Office of Information Technologies
                    and Services